FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$1,250,000,000

4.044% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2024

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa1 / BBB+ / A (Positive Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	May 15, 2018

Settlement Date:	May 22, 2018 (T+5 days)

Maturity:	June 1, 2024

Par Amount:	$1,250,000,000

Treasury Benchmark:	2.750% due April 30, 2023

Treasury Price:	$99-07 1⁄4

Treasury Yield:	2.919%

Re-offer Spread to Benchmark:	T5+112.5 bp

Re-offer Yield:	4.044%

Fixed Rate Coupon:	4.044%, payable semiannually in arrears from and including the Settlement Date to, but excluding, June 1, 2023 (the “fixed rate period”).

Floating Rate Coupon:	An annual floating rate equal to three-month USD LIBOR plus 1.023%, payable quarterly in arrears from and including June 1, 2023 (the “floating rate period”).

Floating Rate:	3 month USD –BBA–LIBOR Reuters LIBOR01.

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,245,937,500 (before expenses)

Interest Payment Dates:	During the fixed rate period, each of June 1 and December 1, beginning December 1, 2018, and during the floating rate period, each of September 1, 2023, December 1, 2023, March 1, 2024, and June 1, 2024, beginning on September 1, 2023. Following business day convention during the fixed rate period. Modified following business day convention during the floating rate period. Business days New York.

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 1, 2018 and prior to June 1, 2023 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to June 1, 2023, plus 0.170%.

We may redeem the notes, at our option, (i) in whole, but not in part, on June 1, 2023, or (ii) in whole at any time or in part from time to time, on or after May 1, 2024 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

CITIGROUP INC.

$1,250,000,000

4.044% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2024

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967LZ2

ISIN:	US172967LZ20

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Danske Markets Inc.

Lloyds Securities Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

UBS Securities LLC

UniCredit Capital Markets LLC

Junior Co-Managers:

ANZ Securities, Inc.

Bank of China Limited, London Branch

BMO Capital Markets Corp.

C.L. King & Associates, Inc.

Commerz Markets LLC

Commonwealth Bank of Australia

Credit Suisse Securities (USA) LLC

The Huntington Investment Company

Industrial and Commercial Bank of China (Asia) Limited

ING Financial Markets LLC

Loop Capital Markets LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Nomura Securities International, Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

Swedbank AB (publ)

TD Securities (USA) LLC

Telsey Advisory Group LLC

Tigress Financial Partners LLC

Tribal Capital Markets, LLC

Westpac Capital Markets, LLC

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.